SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Northeast Bancorp
(Name of Issuer)
Voting Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
663904100
(CUSIP Number)
East Rock Capital, LLC
10 East 53rd Street, 31st Floor
New York, NY 10022
212-630-5002
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	663904100	13D	Page	2	of	10	pages

1.	NAMES OF REPORTING PERSONS East Rock Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		287,150

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		287,150

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	287,150

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.71%(1)

14.	TYPE OF REPORTING PERSON

	OO, IA
(1) Assumes that there are 3,297,147 shares of voting common stock, par value $1.00 per share, of Northeast Bancorp outstanding, based on information provided by Northeast Bancorp.

CUSIP No.	663904100	13D	Page	3	of	10	pages

1.	NAMES OF REPORTING PERSONS EREF Special Situations, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		251,754

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		251,754

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		251,754

WITH	10.	SHARED DISPOSITIVE POWER

		251,754

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	251,754

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.64%

14.	TYPE OF REPORTING PERSON

	OO

CUSIP No.	663904100	13D	Page	4	of	10	pages

1.	NAMES OF REPORTING PERSONS D Partners Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		287,150

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		287,150

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	287,150

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.71%

14.	TYPE OF REPORTING PERSON

	OO

CUSIP No.	663904100	13D	Page	5	of	10	pages

1.	NAMES OF REPORTING PERSONS Graham Duncan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		287,150

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		287,150

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	287,150

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.71%

14.	TYPE OF REPORTING PERSON

	IN

CUSIP No.	663904100	13D	Page	6	of	10	pages

1.	NAMES OF REPORTING PERSONS Shapiro Partners Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		287,150

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		287,150

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	287,150

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.71%

14.	TYPE OF REPORTING PERSON

	OO

CUSIP No.	663904100	13D	Page	7	of	10	pages

1.	NAMES OF REPORTING PERSONS Adam Shapiro

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		287,150

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		287,150

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	287,150

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.71%

14.	TYPE OF REPORTING PERSON

	IN

CUSIP No.	663904100	13D	Page	8	of	10	pages
ITEM 1. Security and Issuer.
This Schedule 13D relates to the Voting Common Stock, par value $1.00 per share (the “Voting Common Stock”), of Northeast Bancorp (the “Issuer”). The Issuer’s principal executive offices are located at 500 Canal Street, Lewiston, Maine 04240. Information given in response to each item shall be deemed incorporated by reference in all other items, to the extent applicable.
ITEM 2. Identity and Background.
(a) Name of Persons Filing
     East Rock Capital, LLC (“Capital”), EREF Special Situations, LLC (“Special Situations”), D Partners Management, LLC (“D Partners”), Graham Duncan (“Duncan”), Shapiro Partners Management, LLC (“Shapiro Partners”) and Adam Shapiro.
     Capital is the investment manager of East Rock Simco Endowment Fund, LP (“Simco Endowment”) and East Rock Endowment, LP (“Endowment”). Endowment is the Managing Member of Special Situations. Special Situations holds 251,754 shares and Simco Endowment holds 20,821 shares of the Voting Common Stock as reported in this Schedule 13D.
     Duncan and Shapiro jointly manage and control the investment vehicles holding the securities reported on this Schedule 13D, primarily as managing principals and control persons of Capital, East Rock Capital GP, LLC and East Rock Focus Management LLC, which is the investment manager of an account that holds 14,575 shares of the Voting Common Stock reported herein.
(b) Residence or business address
     10 East 53rd Street, 31st Floor, New York, NY 10022
(c) Principal Business
     Investment
(d) During the last five years, none of the persons identified in this Item 2 have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the persons identified in this Item 2 have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Citizenship
     See the responses to Item 6 on the attached cover pages.
ITEM 3. Source and Amount of Funds or Other Consideration.
In connection with the consummation of the transactions contemplated by the Agreement and Plan of Merger dated March 30, 2010 (the “Merger Agreement”) between FHB Formation LLC (“FHB”) and the Issuer, Special Situations, Simco Endowment and the separate account managed by East Rock Focus purchased limited liability company units in FHB for $4,137,385 in the aggregate, which units were immediately exchanged in the merger for 287,150 shares of Voting Common Stock. The source of these funds was available investment capital of Special Situations, Simco Endowment and such separate account.
ITEM 4. Purpose of Transaction.
The shares of Voting Common Stock were acquired primarily for investment purposes. As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons and their affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. In connection with the closing of the transactions contemplated by the Merger Agreement, Mr. Adam Shapiro, a managing principal and control person of Capital, has been appointed to the board of directors of the Issuer, and in that position may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in Items 4(a)-(j) of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons do not have any plans or proposals which relate to, or would result in, any one of more of the matters described in Items 4(a)-(j) of Schedule

CUSIP No.	663904100	13D	Page	9	of	10	pages
13D. Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.
ITEM 5. Interest in Securities of the Issuer.
(a) Amount beneficially owned: See the responses to Item 11 on the attached cover pages.
(b) Number of shares as to which each Reporting Person has:
     (i) sole power to vote or direct the vote: See the responses to item 7 on the attached cover page.
     (ii) sole power to dispose or direct the disposition: See the responses to item 9 on the attached cover page.
     (iii) shared power to dispose or direct the disposition: See the responses to item 10 on the attached cover page.
(c) Except pursuant to the consummation of the Merger, no transactions in the Voting Common Stock were effected during the past sixty days by any of the Reporting Persons.
(d) To the knowledge of the Reporting Persons, each shareholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Voting Common Stock owned by such shareholder and reported on this Schedule 13D.
(e) Not Applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.
ITEM 7. Material to be Filed As Exhibits.
Not applicable.

CUSIP No.	663904100	13D	Page	10	of	10	pages
SIGNATURE
     After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
DATE: January 7, 2011.

EAST ROCK CAPITAL, LLC
By:	D PARTNERS MANAGEMENT, LLC
Managing Member

By:	/s/ GRAHAM DUNCAN
	Name:	Graham Duncan
	Title:	Managing Member

EREF SPECIAL SITUATIONS, LLC
By:	EAST ROCK ENDOWMENT FUND, LP
Member

By:	EAST ROCK CAPITAL GP, LLC
General Partner

By:	D PARTNERS MANAGEMENT, LLC
Managing Member

By:	/s/ GRAHAM DUNCAN
	Name:	Graham Duncan
	Title:	Managing Member

D PARTNERS MANAGEMENT, LLC
By:	/s/ GRAHAM DUNCAN
	Name:	Graham Duncan
	Title:	Managing Member

/s/ GRAHAM DUNCAN
Name:	Graham Duncan

SHAPIRO PARTNERS MANAGEMENT, LLC
By:	/s/ ADAM SHAPIRO
	Name:	Adam Shapiro
	Title:	Managing Member

/s/ ADAM SHAPIRO
Name:	Adam Shapiro